United States securities and exchange commission logo





                                June 23, 2021

       Angel Pendas
       Secretary and Director
       Springwater Special Situations Corp.
       405 Madison Avenue, 11th Floor
       New York, NY 10174

                                                        Re: Springwater Special
Situations Corp.
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            Filed June 16, 2021
                                                            File No. 333-254088

       Dear Mr. Pendas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2021 letter.

       Amendment No.1 to Registration Statement on Form S-1 filed on June 16,
2021

       Summary
       Securities purchased, or being purchased, by insiders in connection with this offering, page 9

   1. Since a business combination will be approved only if a majority of the outstanding shares of common stock voted
are voted in favor, also disclose how many public shares would be needed to vote in favor
of a business combination assuming the minimum number of
                                                        shares representing a
quorum are voted.
       Management
       Conflicts of Interest, page 71

   2. Please revise the table to provide the nature of business for the affiliated entities.
 Angel Pendas
Springwater Special Situations Corp.
June 23, 2021
Page 2
Financial Statements
Note 2 - Significant Accounting Policies
Basis of Presentation, page F-9

3. In accordance with Rule 10.01(b)(8) of Regulation S-X, please include a statement to the effect that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Address whether all adjustments are of a normal recurring nature.
        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameAngel Pendas
                                                             Division of
Corporation Finance
Comapany NameSpringwater Special Situations Corp.
                                                             Office of
Technology
June 23, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName